SEC
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NOV 27 2009

Washington, DC
122

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SECURITIES AND E.
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A0
12/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *3/274*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10·01·08__ AND ENDING __09·30·09__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

120 Water Street, 3rd Floor
                     (No. and Street)

Boston   MA   02109
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert F. Johnston   617-973-1000
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael & Raphael LLP
                     (Name – if individual, state last, first, middle name)

52 Church Street   Boston   MA   02116
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

A0
12/16

OATH OR AFFIRMATION

I, _Robert F. Johnston_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Beacon Hill Financial Corporation_ , as of _September 30_ , 20_09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO / Managing Director
Title

Katherine A. Rowe
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

We have audited the accompanying statements of financial condition of Beacon Hill Financial Corporation as of September 30, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Beacon Hill Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 18, 2009

1

BEACON HILL FINANCIAL CORPORATION

Statements of Financial Condition
As of September 30, 2009 and 2008

	2009	2008
ASSETS		
Cash and Cash Equivalents	$ 755,367	$ 2,863,299
Accounts Receivable	882,491	904,162
Marketable Securities	1,903,669	1,938,054
Investment in Privately Held Limited Partnerships	1,050,205	1,044,827
Depreciable Assets, Net of Accumulated Depreciation and Amortization	29,606	46,450
Taxes Refundable	6,615	1,646
Federal Tax Deposit	210,491	593,322
Other Assets	376,753	386,512
TOTAL ASSETS	$ 5,215,197	$ 7,778,272
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts Payable	$ 9,840	$ 18,191
Deferred Income Taxes	-	92,000
TOTAL LIABILITIES	9,840	110,191
STOCKHOLDER'S EQUITY:		
Common Stock	11,500	11,500
Retained Earnings	5,193,857	7,656,581
TOTAL STOCKHOLDER'S EQUITY	5,205,357	7,668,081
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,215,197	$ 7,778,272

The accompanying notes are an integeral part of these financial statements.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Statements of Income
For The Years Ended September 30, 2009 and 2008

	2009	2008
REVENUE	$ 1,908,566	$ 1,921,068
OPERATING EXPENSES:		
Employee Compensation	1,066,403	1,074,351
Office and Other Operating Expenses	296,022	418,067
Travel and Entertainment	91,150	65,520
TOTAL OPERATING EXPENSES	1,453,575	1,557,938
INCOME BEFORE OTHER INCOME AND TAXES	454,991	363,130
OTHER INCOME:		
Equity in Income from Privately Held Limited Partnerships	7,251	2,585,999
Loss from Marketable Securities, Money Market Instruments and Other Investments	(16,966)	(1,217,291)
TOTAL OTHER INCOME (LOSS)	(9,715)	1,368,708
INCOME BEFORE TAXES	445,276	1,731,838
INCOME TAX EXPENSE:		
Deferred	92,000	54,000
TOTAL INCOME TAX BENEFIT	92,000	54,000
NET INCOME	$ 537,276	$ 1,785,838

The accompanying notes are an integeral part of these financial statements.

3


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
For The Years Ended September 30, 2009 and 2008

	Common Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2007	11,500	$ 7,870,743
Add-Net Income		1,785,838
Less - Dividends Paid		(2,000,000)
BALANCE AT SEPTEMBER 30, 2008	11,500	7,656,581
Add - Net Income		537,276
Less - Dividends Paid		(3,000,000)
BALANCE AT SEPTEMBER 30, 2009	11,500	$ 5,193,857

The accompanying notes are an integeral part of these financial statements.

4



Raphael *and* **Raphael** LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Net Income	$ 537,276	$ 1,785,838
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	29,847	77,949
Decrease (Increase) in:		
Accounts Receivable	21,671	(901,662)
Marketable Securities Related to Operations	34,385	1,289,034
Investments in Privately Held Limited Partnership	(5,378)	(185,404)
Taxes Refundable	(4,969)	1,214
Federal Tax Deposit	382,831	(198,130)
Other Assets	9,759	(18,054)
Increase (Decrease) in:		
Accounts Payable	(8,351)	5,220
Accrued Expenses	-	(533,850)
Deferred Income Taxes	(92,000)	(54,000)
Total Adjustments	367,795	(517,683)
Net Cash Provided by Operating Activities	905,071	1,268,155
Cash Flows from Investing Activities:		
Capital Expenditures	(13,003)	-
Net Cash Used in Investing Activities	(13,003)	-
Cash Flows from Financing Activities:		
Dividends Paid	(3,000,000)	(2,000,000)
Net Cash Used in Financing Activities	(3,000,000)	(2,000,000)
Net Decrease in Cash and Cash Equivalents	(2,107,932)	(731,845)
Cash and Cash Equivalents at Beginning of Year	2,863,299	3,595,144
Cash and Cash Equivalents at End of Year	$ 755,367	$ 2,863,299
Interest Paid	-	145,000

The accompanying notes are an integeral part of these financial statements.

5



BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2009 and 2008

Note 1 - THE COMPANY:

Beacon Hill Financial Corporation (the Company) is based in Boston, Massachusetts. However, it has no geographical limits on its operations. The Company's primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. Revenues may be affected by, among other things, the overall activities of the financial markets.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees become refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests is recognized under policies more fully described in Note 4.

Depreciable Assets

Depreciable assets consisted of the following:

	2009	2008
Equipment and Office Furniture	$ 252,982	$ 239,979
Automobiles	91,035	91,035
Leasehold improvements	293,110	293,110
Accumulated Depreciation	(607,521)	(577,674)
	$ 29,606	$ 46,450

Depreciable assets are recorded at cost. Major additions and improvements are capitalized, while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment; and 5 years for automobiles. Leasehold improvements are amortized over 7 years. Depreciation and amortization expense for the years ended September 30, 2009 and 2008 were $29,847 and $77,949, respectively.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued:

Cash and Cash Equivalents
        For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair market value.

Valuation of Investments
        Investments are presented at fair value in the financial statements. These valuations are determined in good faith by Management. In making these valuations, Management takes into account the cost of the investments to the Company and significant events affecting the issuer.

Marketable Securities traded in public markets are valued at the closing price quoted at the valuation date.

The investments with no readily available market are primarily made under agreements which may be subject to certain restrictions. The values of these investments are based upon cost and are adjusted for certain triggering events, which management believes reasonably estimates the fair market value as of September 30, 2009 and 2008. The Company's estimate of fair value may differ significantly from the values that would have been used had a readily available market value for the investments existed. Due to this lack of readily available market values, this difference may be material.

Use of Management Estimates
        Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Accounts Receivable
        Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end.

Raphael and Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2009 and 2008

Note 3 - SECURITIES:

Marketable securities consisted of the following:

	Shares	2009 Cost	Market	Shares	2008 Cost	Market
Restricted						
Care U.K. Plc	311,562	$ 1,135,091	$ 1,894,019	311,562	$ 1,135,091	$ 1,930,373
Decode Genetics	19,694	19,694	9,650	19,694	19,694	7,681
		$ 1,154,785	$ 1,903,669		$ 1,154,785	$ 1,938,054

Marketable securities are recorded at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. There were no realized gains or losses during the years ended September 30, 2009 and September 30, 2008. The net unrealized loss reflected in the Statement of Income for the years ended September 30, 2009 and 2008, respectively was $34,385 and $1,289,035.

The shares of Care U.K. Plc are traded on a foreign stock exchange and are subject to substantial legal restrictions on transfer and sale. Certain other securities have a limited public market. Accordingly, the company may not be able to readily liquidate such securities at their recorded values.

In prior years, the Company agreed to accept certain securities of privately held companies as payment of fees for services rendered. The securities are included in "Other Assets" in the Statement of Financial Condition. There is no public market for such securities and accordingly, they may not be readily disposable. Realized gains or losses during the years ended September 30, 2009 and September 30, 2008 were $0 for both years. There were no proceeds received during the years ended September 30, 2009 and September 30, 2008. Management believes that the carrying value of $107,618 approximates its fair value for September 30, 2009 and September 30, 2008.

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS:

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the Company invested only nominal amounts in these partnership interests. Since the partnership interests had no public market and any return is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. Specific ownership accounts are maintained by the limited partnerships. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2009 and 2008 are based on partnership results of operations for the years ended December 31, 2008 and 2007, respectively. Due to various uncertainties surrounding the determination and distribution of income from the foreign partnership, income is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in excess of their carrying values in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year end. In such cases, the Company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2009, is not currently available.

One of the partnerships contains a provision for escrowing 20% of distributions due to potential refunds if certain performance benchmarks are not achieved by the underlying fund. The amount escrowed by this partnership is approximately $275,000 which is reflected in the "Investment in Privately Held Limited Partnerships" in the Statement of Financial Conditions.

The Company did recognize an impairment loss of approximately $100,000 on one of its limited partnerships after recognizing its distributive share of partnership income from the partnership for the year ending December 31, 2007 due to subsequent discussions with management of the limited partnership.

The Company has both direct and indirect holdings in the privately held limited partnerships. The percentage owned directly and indirectly varies from less than 1.5% to 7.5%

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS - Continued:

Net income from partnerships consisted of the following elements:

	2009	2008
Distributive share of income for partnership years ended December 31:		
2008	$ 7,251	$ -
2007	-	900,429
Cash distribution of 2008 partnership income received before September 30, 2008		
Cash distribution of 2009 partnership income received before September 30, 2009		
Impairment		(108,910)
Income from foreign partnership	-	1,794,480
	$ 7,251	$ 2,585,999

Note 5 - FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles require additional disclosures about fair value measurements, establishing a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the reliability of inputs to the valuation of the Company's investments. The three levels are defined as follows:

Level 1 - Valuations based on quoted prices for identical securities in active markets
Level 2 - Prices determined using other significant observable inputs
Level 3 - Valuations based on inputs that are unobservable and significant

Raphael *and* **Raphael** LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2009 and 2008

Note 5 - FAIR VALUE MEASUREMENTS – Continued:

The following is a summary of the inputs used as of September 30, 2009 in valuing the Company's investments at value:

Asset Valuation Inputs	Securities
Level 1 - Quoted Prices	$1,903,669
Level 2 - Other Significant Unobservable Inputs	-
Level 3 – Significant Unobservable Inputs	107,618

	Fair Value Measurements Using Significant Unobservable Inputs Level 3 Securities
Beginning Balance	$ 107,618
Total Unrealized Gains or Losses Reported in Earnings	-
Net Purchases/(Redemptions)	-
Ending Balance	$ 107,618

Note 6 - PROFIT SHARING:

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1,000 hours during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. The Company made no contributions for the years ended September 30, 2009 and 2008.

11

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Note 7 - INCOME TAXES:

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 3 as well as other securities were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

The Company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal or Massachusetts taxes on its taxable income. Instead, the stockholder is liable for federal and Massachusetts taxes on such income. However, in years when corporate gross taxable income exceeds $6,000,000, the Company is additionally liable for a corporate level state tax at a rate of 3% to 4% of net taxable income. The Company was not subject to such tax in the years ended September 30, 2009 and 2008. As a result, the total income tax expense does not equal income before taxes that would result from applying the domestic statutory rates.

The Company will also provide for deferred Massachusetts taxes on timing differences expected to reverse in future years in which the Company will exceed the gross income threshold of $6,000,000 and will therefore be subject to a corporate level tax in Massachusetts. Such differences primarily relate to cash versus accrual basis revenue recognition, the difference between book basis and tax basis of certain securities, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse. During the year ended September 30, 2009, the deferred asset account was written off due to the fact that the Company does not expect annual gross income to exceed the threshold of $6,000,000.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $210,491.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to the shareholder as dividends in future years.

Note 8 - FINANCIAL INSTRUMENTS:

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The Company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Note 9 - SETTLEMENT WITH FORMER OFFICER/EMPLOYEE:

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the Company agreed to divide certain future partnership income. The Company will retain between 80% and 90% of such income, depending upon the contract and the partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

Note 10 - COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES:

The company has entered into an operating lease with an entity in which the shareholder owns approximately a 15% interest. This lease has been extended during the current fiscal year. The extended lease expires on November 30, 2013. The Company reflected approximately $126,000 and $122,000 in rent and operating escalation expense for its Boston location for the years ended September 30, 2009 and 2008, respectively. Future minimum payments including escalation expenses, by year and in aggregate under non-cancelable operating leases approximate the following at September 30, 2009.

Year ending September 30, 2010	$ 121,720
2011	121,720
2012	121,720
2013	121,720
2014	20,290
Total	$ 507,170

Other assets include a receivable from the shareholder of approximately $52,000 as of September 30, 2009 and 2008.

Note 11 - CONCENTRATIONS:

Substantially all of the Company's operating income is from one customer which accounts for 87% of revenue.

Note 12 - NET CAPITAL REQUIREMENTS:

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2009, the Company had net capital of $745,525 which was $740,525 in excess of minimum net capital required of $5,000. The Company's net capital ratio was .013 to 1.

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2009

NET CAPTIAL:
Total Stockholder's Equity Qualified for Net Capital .... $ 5,205,357

Deductions and/or Charges:
  Non-allowable Assets:

Accounts Receivable	$ 882,491	
Investments in Privately Held Limited Partnerships	1,050,205	
Taxes Refundable	6,615	
Depreciable Assets	29,606	
Other Assets	479,628	
Investment Securities with Restrictions on Disposal	1,903,669	
Investments in Privately Held Securities	107,618	
Total Non-allowable Assets		(4,459,832)
Net Capital		$ 745,525

AGGREGATE INDEBTEDNESS:

Accounts Payable	$ 9,840	
Total Aggregate Indebtedness		$ 9,840

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Calculated Net Capital Required Versus Aggregate Indebtedness	$ 656
Minimum Dollar Net Capital Requirement	5,000
Excess Net Capital	$ 740,525

Raphael *and* **Raphael** LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2009)

Net Capital as Reported in Company's Part IIA FOCUS Report		$ 745,525
Audit Adjustments for:		
Audit adjustments	0	
		0
Net Capital per Previous Page		$ 745,525

BEACON HILL FINANCIAL CORPORATION

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2009

Beacon Hill Financial Corporation is exempt under Rule 15c3-3-k(2)(i) of the Securities and Exchange Commission. The Company is not subject to the possession and control requirement.

To the Stockholder of
Beacon Hill Financial Corporation

     In planning and performing our audit of the financial statements and supplemental schedules of Beacon Hill Financial Corporation for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered Beacon Hill Financial Corporation's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing out opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Beacon Hill Financial Corporation internal control. Accordingly, we do not express an opinion on the effectiveness of Beacon Hill Financial Corporation's internal control.

     Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Beacon Hill Financial Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Beacon Hill Financial Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Beacon Hill Financial Corporation in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

     The management of Beacon Hill Financial Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Beacon Hill Financial Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Beacon Hill Financial Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 18, 2009



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

To the Stockholder of Beacon Hill Financial Corporation
120 Water Street
Boston, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Beacon Hill Financial Corporation. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Beacon Hill Financial Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Beacon Hill Financial Corporation's management is responsible for the Beacon Hill Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the period April 1, 2009 to September 30, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, see revenues noted for this period on the attached schedule;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, as noted in attached schedule

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

November 18, 2009

BEACON HILL FINANCIAL CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD BEGINNING APRIL 1, 2009 AND ENDING SEPTEMBER 30, 2009

Total revenue	$ 964,316
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
Revenues from commodity transactions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
Net gain from securities in investment accounts	0
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	1,525
Total deductions	$ 1,525
SIPC NET OPERATING REVENUES	$ 962,791
GENERAL ASSESSMENT @ .0025 (MINIMUM $150)	$ 2,406

See Accountant's Report



BEACON HILL FINANCIAL CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD BEGINNING APRIL 1, 2009 AND ENDING SEPTEMBER 30, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment $ 2,406

Less Payments Made:

Date Paid	Amount
03/11/09	$ 152
10/28/09	2,445

                                                                      (2,597)

Interest on late payment(s) $ 0

Total Assessment Balance or (Overpayment) $ (191)

Overpayment from Form SIPC 7T $ (191)

See Accountant's Report



Raphael *and* **Raphael** LLP
Certified Public Accountants and Consultants


Raphael *and* **Raphael** LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 357-0100
Fax: (617) 542-0034
info@rrllp.com

Report of

Beacon Hill Financial Corporation

September 30, 2009


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants